EXHIBIT (a)(5)(iii)

Wanda Sports & Media (Hong Kong) Holding Co. Limited Completes Initial Tender Offer to Acquire Class A Ordinary Shares and ADSs of Wanda Sports Group and Announces Commencement of Subsequent Offering Period

HONG KONG, February 1, 2021 (PRNEWSWIRE) – Wanda Sports & Media (Hong Kong) Holding Co. Limited (the "Purchaser") today announced the successful completion of the initial tender offer (the “Offer”) launched on December 23, 2020, to acquire all of the issued and outstanding class A ordinary shares of Wanda Sports Group Company Limited (the "Company" or "Wanda Sports Group"), no par value (the "Class A Ordinary Shares"), including all Class A Ordinary Shares represented by American depositary shares of the Company ("ADSs," with every two ADSs representing three Class A Ordinary Shares).

The Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City Time, on January 29, 2021.

American Stock Transfer & Trust Company, LLC, as tender agent for the Offer, has advised that a total of 36,471,813.5 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) had been validly tendered (and not properly withdrawn) pursuant to the Offer, representing approximately 73% of the outstanding Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), excluding 8,215,616 ADSs beneficially owned by Associates subject to the Standstill Agreement as disclosed in details in the offer to purchase, dated December 23, 2020 and as amended from time to time, in relation to the Offer. The foregoing include a total of 17,529,697 ADSs tendered, representing approximately 88% of the outstanding ADSs, excluding the ADSs held by the Associates. The Purchaser has accepted for payment, and expects to promptly pay for, all such tendered Class A Ordinary Shares and ADSs.

With effect from January 29, 2021, the deposit agreement under which ADSs were issued has been terminated. Following the filing on January 19, 2021 with the U.S. Securities and Exchange Commission (the “SEC”) of a notice on Form 25 relating to the delisting of its ADSs on Nasdaq, the delisting of the ADSs has also become effective on January 29, 2021. As a result of the deposit agreement termination and the delisting, the ADSs are no longer tradeable and there is no longer any listing of any securities of the Company on any stock exchange in the United States or elsewhere.

Subsequent Offering Period

Additionally, the Purchaser is commencing as of 9:00 a.m., New York City time, February 1, 2021, a subsequent offering period for all remaining Class A Ordinary Shares and ADSs. This subsequent offering period will expire at 5:00 p.m., New York City time, on February 26, 2021, unless extended. Any Class A Ordinary Shares and/or ADSs properly tendered during the subsequent offering period will be immediately accepted for payment, and the holders of such Class A Ordinary Shares and/or ADSs will be promptly paid the same price per Class A Ordinary Shares or ADS as applicable, that was paid in the initial offer period of the Offer. Class A Ordinary Shares and/or ADSs tendered during the subsequent offering period may not be withdrawn. In addition, no Class A Ordinary Shares and/or ADSs validly tendered during the initial offer period may be withdrawn during the subsequent offering period.

Additional Information

This news release is for informational purposes only and is neither the Offer to Purchase (the “Offer to Purchase”) nor a substitute for the other Offer materials that Purchaser has filed as a part of a Schedule TO with the U.S. Securities and Exchange Commission in relation to the Offer (as amended from time to time, the "Schedule TO"). The Offer will only be made pursuant to the Offer to Purchase, the letters of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ OFFER MATERIALS CAREFULLY AND IN THEIR ENTIRETY (AS THEY MAY BE AMENDED FROM TIME TO TIME), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of the Company may obtain a free copy of these materials and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov.

Disclaimer

This news release contains forward-looking statements, including statements relating to the Offer (as described in the Offer to Purchase and other matters that are not historical facts). Statements in this news release that relate to future results and events are forward-looking statements based on the Purchaser's current plans and expectations and are subject to a number of risks and uncertainties, including risks and uncertainties with respect to the Purchaser, the Company or the Offer that could cause actual results to differ materially from those described in these forward-looking statements.

About Wanda Sports & Media (Hong Kong) Holding Co. Limited

Wanda Sports & Media (Hong Kong) Holding Co. Limited is a privately held company, organized and existing under the laws of Hong Kong, and an indirect wholly-owned subsidiary of Wanda Culture Holding Co., Ltd., a limited liability company incorporated under the laws of Hong Kong. Wanda Culture Holding Co., Ltd. is ultimately controlled by Mr. Jianlin Wang, its chairman and president.

About Wanda Sports Group

Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, including Infront and the Wanda Sports China, Wanda Sports Group has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. Wanda Sports Group offers a comprehensive array of events, marketing and media services through three primary segments: Mass Participation, Spectator Sports and Digital, Production, Sports Solutions (DPSS). Wanda Sport Group's full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.

Headquartered in China, Wanda Sports Group has more than 48 offices in 16 countries with over 1,000 employees around the world. For more information, please visit http://investor.wsg.cn/investor-relations.

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For investor and media inquiries, please contact:

Mr. YANG Zhuo

Global Communications Officer, Wanda Group

Email: yangzhuo7@wanda.cn

SOURCE Wanda Sports & Media (Hong Kong) Holding Co. Limited

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